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Exhibit 99.3

LETTER OF TRANSMITTAL
for shares of
CP SHIPS LIMITED

This Letter of Transmittal is for use by registered holders of Common Shares in the capital of CP Ships Limited ("CP Ships"), or, following the proposed amalgamation (the "Amalgamation") of CP Ships and Ship Acquisition Inc. ("SA"), for use by holders of Redeemable Special Shares in the capital of the corporation resulting from the Amalgamation ("Amalco"). The Amalgamation is being submitted for approval at a special meeting of shareholders of CP Ships to be held on 14 December 2005 (the "Meeting"). Shareholders of CP Ships are referred to the management proxy circular of CP Ships dated 9 November 2005 (the "Circular") prepared in connection with the Amalgamation that accompanies this Letter of Transmittal. Following the Amalgamation, share certificates representing Common Shares of CP Ships (the "Share Certificates") will represent Redeemable Special Shares in the capital of Amalco. Defined terms used in this Letter of Transmittal but not defined herein shall have the meanings set forth in the Circular.

To be effective, this Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the Share Certificate(s) representing Common Shares of CP Ships (or, following the Amalgamation, representing Redeemable Special Shares in the capital of Amalco) (the "Shares"), surrendered in accordance with the terms of the Redeemable Special Shares as described in the amalgamation agreement (the "Amalgamation Agreement") between SA and CP Ships, which is attached as Appendix B to the Circular.

In order to receive the consideration of US$21.50 in cash for each Share held (the "Consideration"), holders of Shares (the "Shareholders") (other than Dissenting Shareholders and SA) must duly complete, execute and deliver to Computershare Trust Company of Canada (the "Depositary") this Letter of Transmittal together with the Share Certificate(s) representing such Shares and such other additional documents as are set out in the Instructions, if any, including, if the Shareholder is a U.S. Shareholder, the Internal Revenue Service Form W-9 set forth below.

A Shareholder who wishes to surrender Share Certificates which are registered in the name of a bank, trust company, investment dealer or broker or other nominee should immediately contact such nominee in order to take the necessary steps to be able to surrender such Share Certificates.

This form together with your Share Certificate(s) should be delivered or sent by registered mail to the Depositary at its office as indicated below.

Any questions and requests for assistance or additional copies of the Letter of Transmittal should be directed to the Depositary by phone or by e-mail:

Toll free (within Canada and the U.S.): 1-866-982-9270    International Calls: 1-514-982-7127
e-mail: corporateactions@computershare.com.

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA
AND TO:	CP SHIPS LIMITED

The undersigned hereby represents and warrants that the undersigned (a) owns the number of Shares represented by the Share Certificate(s) described below and delivered herewith, (b) has good title to the Shares represented by the Share Certificate(s), free and clear of all liens, charges and encumbrances and (c) has full power and authority to herewith surrender the Share Certificate(s) and to execute and deliver this Letter of Transmittal. The following are the details of the enclosed Share Certificate(s).

Share Certificate Number	Number of Shares represented by Share Certificate	Name in which Registered

(If space is insufficient, please attach a list in the above form.)

The above-listed Share Certificate(s) are hereby delivered to you in connection with the redemption of Redeemable Special Shares (the "Redemption"). The undersigned authorizes and directs the Depositary to issue the cheque(s) for the Consideration to which the undersigned is entitled in respect of the Redemption of the Shares represented by the above-listed Share Certificate(s) pursuant to the Amalgamation Agreement and to mail the cheque(s) to the address indicated below or, if no instructions are given, in the name and to the address, if any, of the undersigned as the same appears on the share register maintained by CP Ships or Amalco, as applicable. If the Amalgamation is not completed, the undersigned directs the Depositary to return the Share Certificates delivered hereunder and all other ancillary documents to the undersigned in accordance with the instructions given below.

All questions as to validity, form and acceptance of this Letter of Transmittal and any Share Certificate(s) surrendered in connection with the Amalgamation and the Redemption, will be determined by CP Ships or Amalco, as the case may be, and the undersigned agrees that such determination shall be final and binding. CP Ships reserves for itself and Amalco the absolute right to reject, without notice, any and all surrenders of Share Certificates which it determines not to be in proper form or which, in the opinion of its counsel, it may be unlawful to accept under the laws of any jurisdiction. CP Ships reserves for itself and Amalco the absolute right to waive any defect or irregularity in the surrender of any Share Certificate(s).

The undersigned revokes any and all other authority, other than as granted in this Letter of Transmittal or proxy for use at the Meeting, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Shares. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Shares by or on behalf of the undersigned, unless the Amalgamation is not completed. The undersigned covenants and agrees to execute, upon request, any additional documents necessary or desirable to complete the surrender of the undersigned's Share Certificate(s) in connection with the Redemption.

The surrender of Share Certificates pursuant to this Letter of Transmittal is irrevocable.

Please forward the cheque for the proceeds represented by the above certificates as follows:

Name (please print)

Address

City	Province	Postal Code

Telephone (Office) (Home)	Social Insurance Number	Tax Identification Number

OR
☐ Hold cheque for pick-up at the office of the Depositary specified below.	Date:

Signature of Shareholder

INSTRUCTIONS

1.
This Letter of Transmittal should be completed and signed and returned together with the appropriate Share Certificate(s) representing the Shares to the Depositary at its office specified below. In all cases, the method used to deliver this Letter of Transmittal and any accompanying Share Certificate(s) is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received by the Depositary. CP Ships or Amalco, as the case may be, recommends that the necessary documentation be delivered by hand to the Depositary at its office specified below and a receipt obtained, or, if mailed, that registered mail with return receipt requested be used and that proper insurance be obtained. Shareholders whose Shares are registered in the name of a bank, trust company, investment dealer or broker or other nominee should contact such nominee for assistance in connection with the surrender of Share Certificates representing such Shares.

By Mail: P.O. Box 7021 31 Adelaide St. E Toronto, ON M5C 3H2 Attention: Corporate Actions	By Registered Mail, Hand or Courier: 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions
2.
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying Share Certificate(s) then such surrendered Share Certificate(s) need not be endorsed or accompanied by any share transfer power of attorney.

3.
If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying Share Certificate(s) then such surrendered Share Certificate(s) must be endorsed by the registered holder thereof or deposited together with a share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to the Depositary.

  An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.
Where this Letter of Transmittal or any Share Certificate or share transfer power of attorney is executed on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or any person acting in a fiduciary or representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of authority to act.

5.
A Shareholder who has lost or misplaced his or her Share Certificates representing Shares should complete this Letter of Transmittal as fully as possible and forward it to the Depositary, together with the attached affidavit of lost or destroyed certificate(s). The premium payable to obtain a surety bond that is required to replace a Shareholder's lost certificate will be deducted from the proceeds payable to a Shareholder from the Redemption of Shares. The premium for such surety bond may be calculated on such affidavit of lost or destroyed certificate(s).

6.
Internal Revenue Service Form W-9:    Under United States federal income tax law, a Shareholder whose Share Certificates are surrendered in connection with the Redemption may be subject to backup withholding on the redemption amount received by that Shareholder at a rate of 28%. To prevent backup withholding, a Shareholder that is a resident of the United States for United States federal income tax purposes is required to complete the attached Internal Revenue Service Form W-9. NOTE: FAILURE TO COMPLETE AND RETURN THE INTERNAL REVENUE SERVICE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE REDEMPTION OF THE SHARES.

7.
No alternative, conditional or contingent surrenders of Share Certificates will be accepted. All surrendering Shareholders by execution of this Letter of Transmittal (or facsimile hereof) waive any right to receive any notice of the acceptance of surrendered Share Certificates for payment.

Affidavit of Lost or Destroyed Certificate(s) — CP SHIPS LIMITED

For use in connection with the Amalgamation of CP Ships and Ship Acquisition Inc.

This form to be completed only if you cannot locate your certificate(s) for CP Ships Limited. Please also review and complete the enclosed Letter of Transmittal and return with this Affidavit of Lost or Destroyed Certificate(s).

Mark the box only if you have lost your share certificate(s). Failure to indicate which certificate number(s) are lost will negate this form and as a result, no certificates will be deemed lost or misplaced. By signing below, I/we authorize that a premium of US $0.35 per share will be deducted from the offer proceeds to purchase the Surety Bond that is required to replace lost certificate(s).

☐	I declare that I have lost certificate for share(s)

☐	I declare that I have lost certificate for share(s)

To calculate the premium that will be deducted from your Offer proceeds, use this formula.

# of shares reported lost                    × $0.35 =                    (total premium)

The undersigned person(s) being fully sworn deposes and says that: "I am the lawful owner of the above described certificate(s). The certificate(s) has not been endorsed, cashed, negotiated, transferred, assigned or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it (them), and make this Affidavit for the purpose of inducing liquidation of the certificate(s) without surrender of the certificate(s). I hereby agree that if the certificate(s) should ever come into my hands, custody or power, I will immediately and without consideration surrender the certificate(s) to Ship Acquisition Inc. and/or CP Ships Limited. In consideration of the offer proceeds of the shares represented by the certificate(s), I agree to completely indemnify, protect and save harmless CP Ships Limited, Computershare Trust Company of Canada and any other party to the transaction (the "Obligees"), and Hunter Keilty Muntz & Beatty Limited from and against all loss, costs and damages, including court costs and solicitors fees, which they may be subject to or liable for in respect of the cancellation and replacement of the certificate(s), the offer proceeds represented thereby and the distribution of the proceeds of the certificate(s). The rights accruing to the Obligees under the preceding sentences shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents of their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I authorize Computershare Investor Services Inc. to deliver this Affidavit to Hunter Keilty Muntz & Beatty Limited which has underwritten a bond of indemnity to protect the foregoing parties.

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supercede and have priority over all previous instructions in respect to my/our holdings.

Signature(s)

Date

The signature(s) must correspond with the name(s) printed at the top of this form, without any changes whatsoever.

Note: If you are acting on behalf of an estate or corporation, please advise Computershare Investor Services Inc. in writing of the loss of your certificate(s), so that they may send you the appropriate documents.

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-800-564-6253 Facsimile 1-888-453-0330 416-263-9394 www.computershare.com

Holder Account Number

Use a black or blue pen. Print in CAPITAL letters inside the grey areas as shown in this example.	A B C	1 2 3	☒

  Form W-9 Request for Taxpayer Identification Number and Certification

A.
Taxpayer Identification

Enter your TIN for the above registered name and address in the appropriate box. For individuals, this is your social security number (SSN). For other entities, it is your employer identification number (EIN).

Social Security Number		Employer Identification Number

OR

B.
Legal Entity    Check one box only.

☐	Individual	☐	Corporation	☐	Partnership	☐	Other
C.
Exemption or Notification of Backup Withholding    Only check these boxes if they apply to you.

☐	Check this box if you are exempt from backup withholding. For exempt institutions see reverse. Individual or joint ownership accounts are not exempt and should not check this box.	☐	I have been notified by the IRS that I am currently subject to backup withholding as a result of a failure to report all interest and dividends on my tax return.
D.
Certification    Under penalties of perjury, I certify that:

1.
The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2.
I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3.
I am a U.S. person (including a U.S. resident alien).

  Note: Item 2 above is not applicable if I have marked the box in section C pertaining to notification of backup withholding.

This form must be signed and dated for us to accept as proper certification.

Signature of U.S. Person — Please keep signature within the box	Date - Day	Month	Year

	/	/

Daytime Telephone Number

Send form to Computershare. Do not send to the IRS.

  How to complete this form

Backup Withholding

The Internal Revenue Service (IRS) requires us to withhold taxes for the applicable rate of backup withholding for U.S. persons without a W-9 tax certification who are not otherwise exempt. Parties acting as disbursement agents, such as Computershare, must withhold and pay to the IRS the applicable tax rate of such payments under certain conditions. This is called "backup withholding." Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, and royalties. Supplying us with your correct Taxpayer Identification Number (TIN), and signing this form will generally allow you to receive your payments without being subject to backup withholding. Failure to supply your TIN, or supplying us with an incorrect TIN, could result in a $50.00 penalty being assessed by the IRS.

Receipt of a completed Form W-9 will discontinue backup withholding unless otherwise required.

Taxpayer Identification

Social Security Number (SSN)

1.
Individual — The Individual
2.
Two or more individuals (joint account) — The actual owner, or if combined funds, the first individual on the account.
3.
Custodian account of a minor (Uniform Gift to Minors Act or Uniform Transfers to Minors Act) — The minor
4.
a. The usual revocable savings trust (Grantor is also trustee) — a. The grantor-trustee

b. So-called trust account that is not a legal or valid trust under state law — b. The actual owner
5.
Sole proprietorship — The owner

Employer Identification Number

6.
Sole proprietorship — The owner
7.
A valid trust, estate, or pension trust — Legal entity
8.
Corporate — The corporation
9.
Association, club, religious, charitable, educational or other tax exempt organization — The organization
10.
Partnership — The partnership
11.
A broker or registered nominee — The broker or nominee
12.
Account with the Department of Agriculture — The public entity

Exempt

Exempt institutions are those that fall under IRC Section 501(a), 584(a), 4947, The Investment Company Act of 1940 or similar. For example, an IRA, a corporation, a financial institution, a state, the District of Columbia, the United States or any of its agencies or instrumentalities, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

Please return completed form to:	Computershare 100 University Ave, Toronto Ontario M5J 2Y1 Canada

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LETTER OF TRANSMITTAL